SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2018

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

Parque Lefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Copa Airlines temporarily cancels all flights to Venezuela.

On April 5, 2018, the government of Venezuela announced that it was temporarily suspending economic, financial and commercial relations with Panama, including certain companies and Panamanian citizens, for a period of 90 days.  This announcement includes the operations of Copa Airlines in Venezuela.  Copa Airlines has cancelled all of its flights between Panama and Venezuela for the next 90 days, effective immediately.  For the year ended December 31, 2017, revenue from Copa Airlines’ flights to Venezuela, including connecting traffic, represented about 5% of consolidated revenues and direct flights between Panama and Venezuela, excluding connections, represented about 2% of total available seat miles (ASMs). While it is too early to predict the ultimate impact of these restrictions, Copa Holdings does not expect any such cancellations to have other effects on Copa Holdings’ consolidated operations.

This document contains forward-looking statements - not limited to historical facts - that reflect the Company’s currents beliefs, expectations and/or intentions regarding future events and results. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially and are based on assumptions that are subject to change. For more information on forward-looking statements and associated risks, please refer to our annual report filed with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 4/6/2018
	By:	/s/ José Montero
Name: José Montero Title: CFO